

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 29, 2021

Bradley L. Radoff
Director
The Radoff Family Foundation et al.
2727 Kirby Drive
Unit 29L
Houston, TX 77098

> **Re: Enzo Biochem, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 19, 2021 by The Radoff Family Foundation; Bradley L.**
> **Radoff; and Lorrie A. Carr**
> **File No. 001-09974**

Dear Mr. Radoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Reasons for the Solicitation, page 4

1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the following statements. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

    - "We are also one of several sizable shareholders with significant concerns regarding Enzo's imperial corporate governance..."
    - "We have concluded that the root cause of shareholder suffering is the seemingly unchecked influence and power of Dr. Elazar Rabbani...While all of the Company's

directors other than Dr. Rabbani are purportedly "independent" based on the rules of the New York Stock Exchange, we fear that they are merely 'independent' in name only. These directors appear either completely beholden to Dr. Rabbani or utterly oblivious to the unprecedented shareholder opposition to his continued leadership."

- "It is increasingly clear to us that the current Board has chosen to pull the wool over shareholders' eyes in an attempt to continue to allow Dr. Rabbani to essentially run roughshod over the Company."

2. Explain how your director nominees would be able to effect the changes you advocate for (e.g., "better governance" and "superior value creation").

Incorporation by Reference, page 18

3. Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that the planned reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

4. Note that reliance on Rule 14a-5(c) does not "incorporate" the information referenced into the participants' proxy statement. "Incorporation by reference" is explicitly governed by Note D to Schedule 14A codified at Rule 14a-101. That note provides that "[i]nformation may be incorporated by reference only in the manner and to the extent specifically permitted in the items of this schedule." Please revise the header to remove the implication that participants relying upon Rule 14a-5(c) incorporate information from a registrant's proxy statement into their own.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Joshua Shainess at (202) 551-7951.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions